Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.: 1-5097

A video of the portions of the Johnson Controls Inc.’s town hall meeting transcribed below was posted to Johnson Controls Inc.’s internal website.

GLOBAL TOWN HALL FY16Q1

WOMAN

Ladies and Gentleman, please take your seats and silence your cell phones. Please welcome Chairman and Chief Executive Officer, Alex Molinaroli.

ALEX MOLINAROLI

Good morning.

[APPLAUSE.]

ALEX MOLINAROLI

Good morning. Good evening. Good afternoon. Welcome everyone to our Q1 Town Hall. We have the results to go over, but we also have a pretty packed agenda today. Before we get into the agenda, I want to introduce some guests that we have here with us, and I think that’s how we were able to get the crowd today.

We have three guests from Tyco. First, George Oliver, who is the CEO of Tyco. He’s going to speak to us today. Welcome George.

[APPLAUSE.]

We have Larry Costello, he’s the Executive Vice President and Chief Human Resources Officer of Tyco.

[APPLAUSE.]

And then we have Mark Armstrong, he’s Senior Vice President and head of M&A and Treasury, so if you don’t like the deal, Mark’s the one that cut the deal.

[APPLAUSE.]

He’s a tough negotiator. So, what I want to do is welcome our guests and our future colleagues here and a warm welcome to Milwaukee and we look forward to having them here. They’ll be here for a good part of the day and I think we’ll be seeing these folks on and off over the next few months and I look forward to it, so thanks for the warm welcome.

We have a few things on the agenda today to go through and then the highlight will be George is going to come up and talk to us about himself a little bit and about Tyco and about the strategy, and what the merger means from a Tyco perspective and George’s perspective, he has a real insight and vision around this whole thing, and I think it’ll be - you know, quite enlightening. And then what we’ll do is we’ll have an opportunity for some Q&A. We’ve got myself and Brian and George and Bruce will all be up here. We’re going to talk about a few topics, so we’ve got a wide range of topics today.

[…]

ALEX MOLINAROLI

Thank you. So, we’re in it now, right? So, if we didn’t have enough to do we decided that we were going to merge with Tyco, and I want to introduce George. George is going to come up and have an opportunity to speak with you. So, I had the opportunity to meet with George. It’s interesting, I read about all the stuff that we did and if we did half that stuff, it would be great. You know, the truth is we had an opportunity to meet and it was both on Tyco’s strategic planning and our strategic planning, that the potential for these two companies to come together, the markets that we serve was something that made sense. You know, so we had some initial conversations, the teams got together and I guess what I would tell you and I think you’ll see that when you meet with George and I think it’s just great and I’m glad you’re here to visit with us. What you’ll find is that George is just like anybody else. You know, he’s a good man with a lot of experience that runs a great company and I think that you’ll enjoy working with him. I’ve enjoyed the opportunity to get to know him. I, you know, we’ll get the opportunity, I’m sure, to know each other a lot more over the next few months, but what I think what you’ll find is that George’s background, I’ll give you just a little of his background and he can give you the details. You know, the way that I would characterize my understanding of your background and what I see is that he was trained at GE. I mean, I think that was his training ground, and he spent quite a few years at Tyco in different roles and then, of course, Tyco’s gone through a lot of the kind of transition that we’re going through today. If you look, there’s been lots of spinoffs and changes in Tyco in the last few years. You know, one of them that you would recognize would be ADT — I think was probably the last large spinoff. And I think that if, you know, my conversations with George, that would be like us, I would probably relate that to us spinning off York. It would be very similar to that, which would be a very difficult transaction because if you look at our York business brands, they’re intertwined inside our branch system. And so they had to do more than separate corporate functions and separate a business unit. They had to go all the way into the, you know, into their branch network and separate, separate the ADT business, which you know is their residential, you know, security and monitoring business here in North America, and their Tyco fire and security business is, so they’ve been, been down this road. That was not the only one they’ve done; they’ve been down this road a few times. So I think it will be good to have them around, a couple pairs of eyes, maybe even a couple pairs of hands. Who knows, and when we get into it pretty good, but what else you’ll find out. And we’ll learn more and more about Tyco and if we’re building efficiency they’d really understand Tyco and they’d really understand some of the brands and some of the businesses because they’re a leader just like we are in the businesses that we participate in, the commercial buildings across the world in fire and security. And in some places we mirror each other and in some places they bring an awful lot of advantages, you know, to the current Johnson Controls, and I think we can bring some advantages to the current Tyco. It’s what needs to happen and I hope that

George and I provide a model for all of you, because you’re going to get the opportunity to meet with colleagues, your future colleagues from Tyco at some point, depending on what your role is and, and the best way for this to work is for us to get to understand each other. First to understand each other’s perspective and to be empathetic around the changes that both organizations are going through so that we can become a better, new organization in the future. An awful lot going on. We’re going to do this and then we’re going to, we’re going to spin, in fact one of the things that’s important is that the only thing that I think could slow Jeff down is if we don’t get this merger done because the merger has to happen before we can spin. Because I always wanted to be a $55 billion company [AUDIENCE LAUGHTER], and so we’re going to get to do that for 2 or 3 months. I mean, 2 or 3 weeks probably. So, with that I want to turn it over to George and I want to welcome him to Milwaukee and welcome to Johnson Controls.

[APPLAUSE]

GEORGE OLIVER

Thank you very much. I’m going to go over here. Good morning, everyone. I’m excited to be here and very much excited about the merger that we announced last week. You know, what I thought I’d do is just talk a little bit. I don’t have any slides today. I thought I’d talk a little bit about myself, about Tyco and then what I see with the pending merger that’s coming together and how we’re going to change the game as we combine our two, two companies. I would say, as Alex said, and certainly want to thank Alex for including me in your town hall meeting to, to begin to get to know all of you because it’s very important that I begin to develop relationships, learn your businesses, learn how you operate so that as we take all of the best practices that we’ve developed within Tyco, we can mesh the two best sets of practices, the best people and ultimately create a new company. What I would say is that I have, as Alex said, I’ve got a career that spans about 33 years, multiple industries, multiple companies and have gone through lots of learning. I would say that over the last 10 years at Tyco has been significant learning. We’ve gone through a couple of different separations. We’ve gone through a pretty significant transformation within the remaining Tyco since the separation back in September of 2012, and so I think there’s a lot of relevant experience working with all of you and what you’ve done and the great job you all have done in building your leadership platforms and then ultimately how you’ve positioned your company for a lot of future success. What I would reflect on, I have been in the, the building efficiency space mainly as a leader in fire and security over the last 10 years and there’s been tremendous respect — I have tremendous respect — for what you all have done, the position that you have within your business and I’ve always had this feeling that if these companies could ever come together, we’d have something that could ultimately change the game. And so a lot of respect, we’ve done a lot of research and as much as I hate to admit it, customers say that you do a better job than what we do and how we serve our customers. So we can learn from you on that. Also in the field, when we announced the deal last week — tremendous enthusiasm and people totally excited, surrounding their customer and understanding that this is a great opportunity to create more value for our customers while we’re going to be positioned to deliver significant value for our shareholders. And the way that our people have talked about all of you, with the work that you’ve done in the — how impressed they are. And I truly believe that the work that we’ve done with our people, the combination couldn’t be better. So, today what I thought I’d do is not only tell you how thrilled the Tyco team is with the, the announced merger and how excited I am to become the COO, working closely with Alex as we bring these companies together and ultimately position the company for a lot of success, what I thought I’d do is talk a little bit about myself and so you can get to know me. I’m thrilled to be moving to Milwaukee to be part of your team here, but I think it’s important to get to know me, and so I thought I’d spend a few minutes on who I am, on what’s important to me and then I’ll talk a little bit about my view on the, on the combination and then what I see as we go forward. So, on the personal side, I’ve got a fantastic family. I couldn’t be more proud of them. My wife, Karen, we’ve been married 32 years; we’ve got two boys. My oldest son, George Jr., is 29. He and his wife live in New York. He’s recently gone back to graduate school and business school at NYU and couldn’t be prouder, prouder of them, he and his wife. My youngest son, he’s a graduate of Notre Dame. He’s an engineer, he followed my path, an engineering path and he also has gone back to graduate school. He’s 25, he’s at UNC business school and ultimately wants to, and one day, one day run the Olympics. And that’s his future goal. My, my career experience, as Alex said, I spent 23 years within GE. I spent a lot of time in the aircraft engine business and came up through operations, very much focused on technology, on processes, on, on operational excellence. And then I got the opportunity to go from, you know, longer cycle, high technology business to appliances, GE appliances and we moved to Louisville, Kentucky. And I would tell you that my family would say that Louisville was the best city that we’ve lived in. It was family friendly, we had a phenomenal experience and I think as we think about coming to Milwaukee, look forward to a similar experience. And then I also, and then I had the opportunity to go back to aircraft engines having run all of the operations. At the time you might remember Jim McNerney, you might know Jim McNerney who just retired as the CEO of, of Boeing; but had the opportunity to work with him and, and that was when GE was positioning that business, the aircraft engine business as the industry leader, across every one of the platforms and had a lot of experience not only developing new platforms, but also operationally being able to deliver a lot of success. And then I had the opportunity, GE was getting into the water and process space. We did a number of acquisitions. I had the opportunity to be able to put all of those acquisitions together to create a new platform, GE Water and Process, and today that business is part of the GE Energy platform and the combination there has been, as the infrastructure develops across the globe, it’s turned out to be a great business and being able to capitalize on those trends. And then that led me to, at that time my dream was to ultimately run the aircraft engine business. There was a succession already underway that I wasn’t part of and so I opted to look outside and had the opportunity to be able to team up with, with Ed Breen at Tyco and you know, certainly if you go back through the history of Tyco, you know, there’s been lots of challenges and Ed stood out as a leader that I could learn a lot from. And what he did going into Tyco, a very troubled situation back in 2002, being able to address a lot of big governance issues, lots of challenges and really put a set of businesses that are world class businesses on the right foot, positioned for a lot of success. And I came in after he had spent 3 or 4 years doing that with the thought that, at one time, we still had a lot more work to be done with the remaining portfolio and the remaining portfolio could be in leadership positions in their, in their own right. And so that’s what I did. Back in 2006, went to work for, for Ed. As Alex said, I’ve had a number of positions leading all of the fire and security product businesses, had led all of the fire protection field operations, and then more recently when we separated in 2012, that’s when we separated the ADT residential security business. We took the flow control business and we merged with Pentair, and then the remaining Tyco was purely the leadership fire and security company across the globe. We’re number one not only in our product platforms, security products, fire products, life safety products, but also we have a channel that’s second to none across the globe in how we develop solutions for our customers and then ultimately how we provide service to those customers. And so that was, that’s been my experience in the last, similar to the journey that Alex has been on in his tenure here as CEO. Lots of transformation — bringing what I would say a holding company of a lot of different businesses together now into a leadership platform that we can leverage, drive innovation and technology and then ultimately be positioned to accelerate growth. So that, that’s been my Tyco experience and then with this merger, certainly this is, again, it’s a change for me, but one that I’m all in for. I think that the work that we’re going to do here is going to be phenomenal. I’ll spend the first assignment in the COO position and then with the opportunity to be able to then step up and lead the combined company and I couldn’t be more excited to do that. I’m also on the Raytheon board of directors. So, for those that aren’t familiar with Raytheon, it’s a leadership defense company up in Massachusetts and that’s been a tremendous experience. And you can imagine with what’s going on around the world today how interesting that can be, given all of the current trends. My background education, I, my wife and I both graduated from engineering school at [SOUNDS LIKE] Worcester Polytechnic Institute, and then I have been, I’ve stayed very involved in that institution where I’m on the WPI board of trustees. And as you can tell maybe a little bit from the accent, although when I moved to the Midwest and Louisville, and I’ve lived in Cincinnati and loved that experience also, I still have retained a little bit of a Massachusetts accent that I work on a little bit to, to tone down. But that all being said, I am excited to move to Milwaukee and they’ve all reminded me that the Brewers and the Packers and all of your teams — I have to admit I’ve stayed loyal to the Boston teams, Patriots, Red Sox, and Celtics [AUDIENCE LAUGHTER] — but that being said, I, I did look at the, you know, where they divisions are and I can say that we are in different divisions so I certainly will become a Milwaukee’s fan. [AUDIENCE LAUGHTER] So, let me talk a little bit about the merger. So, what I see here, and I shared this all last week. You can imagine Alex and I have been inundated with, with investors and the outside community trying to figure out why Tyco and Johnson Controls. Why does this make sense ? And so, it’s an unbelievable combination. And when you think about the work that we’ve done in fire and security, with all of our sensors and devices, what we’ve been doing is taking all of our disparate, not disparate, but separate businesses, combining our technologies so that we can be a solutions provider. Through all of these sensors and devices and products that we install into the solutions that we deploy. That, in today’s connected world, creates a lot of intelligence. And so, not only does it allow us to improve the life safety that we provide to the customers that we support, but that intelligence then can be put to work to create smart operations within the building. And so, when I think about the, the, the combination here is you have the number one positioning commercial HVAC. We have the number one position in fire and security. You’ve got the number one position in building controls. With that infrastructure not only do you create the intelligence, but then you’re able to put that intelligence to work through the controls, and, and being able to create new, new business models, new solutions that accelerate the value that you can deliver to your customers, which in turn positions the combined company to be able to accelerate growth. What I would say about the power of solutions as we’ve spent time going through all the businesses, it’s an awesome business. And when you look at the fundamentals, the, the ability to be able, the way that you’ve been able to capitalize on the global growth, the way that you’ve leveraged your scale, the way that you’ve invested in new products to, to capitalize on the trends that are underway, it’s a phenomenal business and I can say I don’t know a lot about it, but I share Alex’s view that it’s got tremendous potential and I’m extremely excited about the prospects for that business. Now, you know, we talk a lot about synergies, and you’ll hear synergies that we talk about, whether it be cost synergies or tax synergy. That’s not why we did this deal. And that’s important because that creates value, but I believe longer term this is going to be viewed as one of the most strategic combinations that is going to, has delivered accelerated growth for, for both companies, which will in turn deliver a lot of long-term shareholder value. Now, the way I look at that is, out of the gate, we haven’t talked a lot about revenue synergies, but we can immediately begin to leverage the combined customer base. You know, we’ve got a few million customers, Johnson Controls has got millions of customers and the ability to be able to better support those customers with the combined portfolio, leveraging our distribution channels, truly being able to deliver growth, but what I think is going to be game-changing is when we start to combine the capabilities and develop new business models. That ultimately is going to be viewed as delivering more value for the customers because of the way that we can take our intelligence and then ultimately control the building, which in turn is going to accelerate the growth. Now let me talk a little bit about Tyco for those that aren’t familiar with Tyco, the remaining Tyco. We are the number one fire and security player across the globe. Like I said, strong across our technology platforms as well as strong across our people platforms across the globe with how we ultimately deploy the solutions that we provide and ultimately deliver on growth. So what I thought I’d do is,  I did bring a couple of videos. So I didn’t bring any slides, to bore you with slides, but I did bring a couple videos that I think will give you a good sense of what we actually do at Tyco.

[VIDEO]

GEORGE OLIVER

And I have one other short video that I thought would be appropriate, where I started off with Fenway Park.

[VIDEO]

[APPLAUSE]

GEORGE OLIVER

For those that attend Packers games, you know your new company will be protecting you. So, you and your family, so you can be excited about that. Now, in addition to the videos, I didn’t bring a lot of other slides, but there’s a number of, a lot of material with our investor slides and information on our company website that you can access and will give you a better sense of what we do and how we serve our customers. What I thought I’d do is just kind of share a few other examples in the, in the key end markets that we serve, just to give you a sense of why I think this combination is so compelling. For instance, in the hospitality vertical. You know, right now we’re providing services to Sentosa, which is an island off Singapore, where not only do we do the security, we do the fire, but all of the intelligence that we’re now gathering through the sensors and devices, utilizing our Tyco On platform, that now is creating new business models and new service and has become the role model for us in the hospitality industry. And certainly that has tremendous opportunity to be able to couple that together with what you do in building efficiency. When you look at retail solutions, you’ve seen a number of acquisitions that we’ve announced here recently and how we’re getting into traffic data and intelligence and taking what we do today to protect merchandise and protect perimeters and the store and the like and putting all that data, collecting all that data, applying analytics, and then real time being able to create value for our customers. A good example that we use is Macy’s. And the Macy’s store in New York I think there’s like 300,000 pairs of shoes in stock and on display and they can never get it right — in having the right stock to be able to serve the customer when they’re ready to buy. And our store performance solutions where now we take the same technology that we use to protect the merchandise, couple that with RFID and we create real time inventory for all of their inventory. That has enabled them to be able to drive strong double digit growth, having the right stock when it’s needed to ultimately create the sale. And that, that now is beginning to accelerate the work that we’re doing there, not only protecting the merchandise in the store, but now also being able to take the intelligence and put it to work in operations. Now, when you look at Heathrow Airport, recently we’ve configured Terminal Two. There’s, I think there’s over 10 million passengers that go through that terminal. If you go through Heathrow, we’ve got all of the infrastructure, protecting that terminal, security, access, fire, and then now being able to do what we’ve done elsewhere, taking the intelligence that’s being gathered with the devices that we deploy within that infrastructure to create new solutions to enhance the type of security that can be deployed within that customer base. And then the last would be when you look at some of the other big markets that we’re in. In restaurant systems across, we’re, we’re more of a midmarket type company and that we like the combination because we have access to a lot of infrastructure that you ultimately don’t serve today — the ability to be able to take a leadership position in providing. We are the industry leader in fire suppression systems across the globe and everywhere that there’s a system deployed, there is building efficiency required. And there’s an opportunity to be able to capitalize on that, that structure. And so, just wrapping up, you know, one of the things that I’ve learned through the interactions with Alex and the team is, is the passion that you all have for your customer. And we’ve been going through, a part of our transformation has been over the last couple years, becoming more of an “outside -in” company. Understanding customer problems, how they work, what are some of the things that we can help them solve. And that in turn now has created what we see as being potentially 15 new businesses that because of the uniqueness that we have within our portfolio, especially now with the combination with what you all have, there’s tremendous opportunity to be able to create new businesses within the same space that we’re in, being able to create new business models. And I, I think of that as the combination here, with the 130,000 employees that you have, with the 57,000 employees that we have — that combination, the focus on the customer, the drive for innovation to be able to create new business models is going to create a platform for significant growth in the future. I’d wrap up by saying certainly in any type of combination like this, there’s a lot of anxiety that gets created and certainly with myself coming in and as being new to your company, as a COO. And I’ll tell you that there’s a lot for me to learn and I, I can, my leadership team can speak for me, I learn every day. I engage, learn . I like to spend time with customers “outside -in”, which then drives the strategy that’s important to be able to have a long-term future for the company. So, what I would say is this has been an exciting journey, Alex, right? Over the last few months, and I think we’re going to create something here that’s going to be second to none. I certainly appreciate the warm welcome that I’ve had here today and the invitation from Alex and the team to join all of you, and there’s a lot of work to be done. I’m sure we’ll be spending a lot of time together, and I’ll be meeting a lot of you and I’m certainly looking forward to all of that. So, hopefully you got a sense of what Tyco’s all about, my views on why I think strategically this is a home run, and you’ve got my commitment to make sure that every step of the way we’re going to be positioning the company for a lot of success for the future. Number one for our customers, be able to deliver increased returns for our shareholders and, most important, to create a growth platform for all of you, our people. So, thanks for your time today . I look forward to taking some questions.

[APPLAUSE]

ALEX MOLINAROLI

[SOUNDS LIKE] Thank you, George. I appreciate it. Well done. So I think we’ll take some questions locally and we’ll make sure we post what the Q&A is and if we have any questions globally, please send those questions in. I think we’re going to need to break here, but what I want to do is thank you, George, for coming here and talking about yourself, talking about your company, talking about the combination. Hopefully what you can see is George has a real passion for this, has a real passion for what he does and what we can do together. I look forward to it. I would not do this if it wasn’t the right thing. I would not take my 33 years of Johnson Controls and throw it away. I would only do something like this if I thought it was the right thing to do, and I believe it in my heart and I believe George is the right person, and I believe together we’ll be able to do something special. So, once again, thanks and welcome. Welcome to Milwaukee. Take care. Nice Lambeau field thing ; that’s pretty good, yeah. [AUDIENCE LAUGHTER] Take care.

[APPLAUSE]

#

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF Johnson Controls AND Tyco ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Johnson Controls, Tyco, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC onDecember 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls’ or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Tyco Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and Johnson Controls to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication other than that relating to Tyco and the Tyco group of companies and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.